Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF APRIL 30, 2015

DATE, TIME AND PLACE: On April 30, 2015 at 6:00 p.m. at  Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following discussion on the following themes, the Directors resolved:

BOARD OF DIRECTORS

1)         To appoint: Chairman PEDRO MOREIRA SALLES and Vice Chairmen ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL.

BOARD OF OFFICERS

2)         In the light of the new structure of the Board of Executive Officers approved by the  Extraordinary General Meeting held on April 29, 2015 and subject to ratification by the Central Bank of Brazil (“BACEN”), to establish the number of seats on the Board of Executive Officers at 19  for a term of office with duration until the investiture of those elected at the Meeting of the Board of Directors immediately subsequent to the Annual General Meeting of 2016, being the Chief Executive Officer, 3 General Directors, 2 Vice Presidents, 3 Executive Officers and 10 Officers.

3)         To reelect ROBERTO EGYDIO SETUBAL, CANDIDO BOTELHO BRACHER, CLAUDIA POLITANSKI, EDUARDO MAZZILLI DE VASSIMON, LEILA CRISTIANE BARBOZA BRAGA DE MELO, ALEXSANDRO BROEDEL LOPES, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, CLÁUDIO JOSÉ COUTINHO ARROMATTE, EDUARDO HIROYUKI MIYAKI, EMERSON MACEDO BORTOLOTO, JOSÉ VIRGILIO VITA NETO, MARCELO KOPEL, MATIAS GRANATA, RODRIGO LUÍS ROSA COUTO and WAGNER BETTINI SANCHES and elect MARCO AMBROGIO CRESPI BONOMI, MÁRCIO DE ANDRADE SCHETTINI and PAULO SERGIO MIRON, all qualified below, for the next annual term of office, thus comprising the

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BOARD OF OFFICERS

Chief Executive Officer

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID  RG-SSP/SP 4.548.549, enrolled in the tax register (CPF)  under number 007.738.228-52, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

General Directors

CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 10.266.958-2, enrolled in the tax register (CPF) under number 039.690.188-38, domiciled in São Paulo (SP) at Av. Brigadeiro Faria Lima, 3.500, 2º andar, Itaim Bibi, CEP 04538-132;

MÁRCIO DE ANDRADE SCHETTINI, Brazilian, married, engineer, bearer of ID RG-SSP/RJ 05.492.490-7, enrolled in the tax register (CPF) under number 662.031.207-15, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of ID RG-SSP/SP 3.082.364-X, enrolled in the tax register (CPF) under number 700.536.698-00, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Vice Presidents

CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of ID RG-SSP/SP 16.633.770-5, enrolled in the tax register (CPF) under number 132.874.158-32, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

EDUARDO MAZZILLI DE VASSIMON, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 9.539.448-5, enrolled in the tax register (CPF) under number 033.540.748-09, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

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Executive Officers

ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of ID RG-SSP/ES 1.215.567, enrolled in the tax register (CPF) under number 031.212.717-09, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902;

LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, married, lawyer, bearer of ID RG-SSP/SP 20.187.093-9, enrolled in the tax register (CPF) under number 153.451.838-05, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902;

PAULO SERGIO MIRON, Brazilian, married, business administrator, RG-SSP/SP 16.191.136-5, enrolled in the tax register (CPF) under number 076.444.278-30, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7° andar, Parque Jabaquara, CEP 04344-902;

Officers

ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 22.346.052-7, enrolled in the tax register (CPF) under number 162.572.558-21, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902;

ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of ID RG-SSP/MG M-6.087.593, enrolled in the tax register (CPF) under number 166.644.028-07, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902;

CLÁUDIO JOSÉ COUTINHO ARROMATTE, Brazilian, married, engineer, bearer of ID RG-IFP/RJ 05.720.178-2, enrolled in the tax register (CPF) under number 991.173.127-87, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902;

EDUARDO HIROYUKI MIYAKI, Brazilian, married, engineer, RG-SSP/SP 50.018.159-7, enrolled in the tax register (CPF) under number 159.822.728-92, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of ID RG-SSP/SP 22.587.899-9, enrolled in the tax register (CPF) under number 186.130.758-60, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of ID RG-SSP/SP 28.102.942-8, enrolled in the tax register (CPF) under number 223.403.628-30, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902;

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MARCELO KOPEL, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 8.686.694-1, enrolled in the tax register (CPF) under number 059.369.658-13, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, CEP 04344-902;

MATIAS GRANATA, Argentine, married, economist, bearer of ID RNE- CGPI/DIREX/DPF/V343726-6, enrolled in the tax register (CPF) under number 228.724.568-56, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902;

RODRIGO LUÍS ROSA COUTO, Brazilian, divorced, business administrator, bearer of ID RG-SSP/RS 5060112165, enrolled in the tax register (CPF) under number 882.947.650-15, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902; and

WAGNER BETTINI SANCHES, Brazilian, married, engineer, bearer of RG-SSP/SP 18.840.246-9, enrolled in the tax register (CPF) under number 114.032.758-58, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902.

4)         To register that Alfredo Egydio Setubal resigned from his position as Vice President on March 30, 2015 and that Caio Ibrahim David and Ricardo Baldin were not reappointed to the positions of Executive Officers and relinquish their position as of  this date.

4.1. The Directors requested that their appreciation of the services rendered by the aforementioned officers to the Itaú Unibanco Conglomerate be registered in the minutes.

5)         To register (i) delivery of documents substantiating compliance with the preliminary conditions for eligibility pursuant to Articles 146 and 147 of Law 6.404/76 and the current regulations, particularly Resolution 4.122/12 of the National Monetary Council (“CMN”) and  Article 3, Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), and (ii) that the investiture of the elected members shall be formalized as soon as their election is ratified by BACEN.

6)         To register that the General Directors shall have the following specific duties:

6.1.  Marco Ambrogio Crespi Bonomi shall have the function of structuring the services and establishing the internal  and operational norms relative to the Commercial Bank, to the relationship with and offers of products and services to the personal and corporate client base encompassing all the retail segmentation levels; and to the insurance, private pension and capitalization areas;

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6.2.  Márcio de Andrade Schettini shall have the function of coordinating and organizing the technical and operational infrastructure necessary to the Company’s businesses;

6.3.  Candido Botelho Bracher shall have the function of structuring the services and establishing the internal and operational norms with respect to the wholesale areas; to the relationship with middle market and large corporate entities including the rendering of banking and investment bank services and the administration and management of third party resources, and the institutional treasury area.

7)         Pursuant to the rules of the CMN, BACEN and CVM,  to allocate responsibilities to the officers of the Company as follows:

CANDIDO BOTELHO BRACHER
Rural Credit Area – CMN Resolution 3.556/08
Matters Relating to the Brazilian Payments System (SPB) – BACEN Circular 3.281/05
Investment Portfolio – CMN Resolution 2.212/95
Repurchase Operations – CMN Resolution 3.339/06
Loans and Securities Lending Operations – CMN Resolution 3.197/04
Swap Operations – CMN Resolution 3.505/07
Registration of Credit Assignment Operations – CMN Resolution 3.998/11
Operations conducted with securities in regulated markets – CVM Instruction 505/11

MARCO AMBROGIO CRESPI BONOMI
Client Information for the National Finance System (SFN) – BACEN Circular 3.347/07
Commercial Portfolio – CMN Resolution 2.212/95
Leasing Portfolio – CMN Resolution 2.212/95
Real Estate Loan Portfolio – CMN Resolution 2.212/95
Credit, Finance and Investment Portfolio – CMN Resolution 2.212/95
Deposit Accounts – CMN Resolution 2.078/94
Currency Market related operations – CMN Resolution 3.568/08
Registration of guarantees on vehicles and property – CMN Resolution 4.088/12
(to be continued under the responsibility of Candido Botelho Bracher until Marco Bonomi’s investiture)

ALEXSANDRO BROEDEL LOPES
Accounting Area – CMN Resolution 3.198/04
Updating of Unicad – BACEN Circular 3.165/02
Credit Information System (SCR) – BACEN Circular 3.567/11

LEILA CRISTIANE BARBOZA BRAGA DE MELO
RDR System – BACEN Circular 3.729/14

ADRIANO CABRAL VOLPINI
Prevention and Combating of Money Laundering (Law 9.613/98) and current regulations, being further responsible for evaluating, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units, including those located abroad, with respect to the programs for the prevention of money laundering, combating the finance of terrorist practices and for the privacy and security of information, with powers to designate specific areas which are under his responsibility for acting in relation  to these competencies.

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CLÁUDIO JOSÉ COUTINHO ARROMATTE
Operational Risk Control – CMN Resolution 3.380/06
Supply of Information - BACEN Circular 3.504/10
Internal procedures and controls with respect to the trading of securities in regulated markets - CVM Instruction 505/11
Socio-environmental Responsibility Policy – CMN Resolution 4.327/14

MARCELO KOPEL
Investor Relations Officer – CVM Instruction 480/09

MATIAS GRANATA
Liquidity Risk Management – CMN Resolution 4.090/12
Market Risk Management – CMN Resolution 3464/07

RODRIGO LUÍS ROSA COUTO
Verification of Minimum Limits and Standards – BACEN Circular 3.398/08
Verification of RWA amount, PR and Principal Capital – CMN Resolution 4.193/13
Capital Risk Management – CMN Resolution 3.988/11

WAGNER BETTINI SANCHES
Credit Risk Management - CMN Resolution 3.721/09

8)         In relation to the Committees reporting to the Board of Directors, to establish the following composition of members for the next annual term of office with duration until the investiture of those elected in the first meeting of the Board subsequent to the Annual General Meeting of 2016:

8.1)      For the Audit Committee:

(i)         to elect as a member of the Audit Committee ANTÔNIO FRANCISCO DE LIMA NETO, as qualified below;

(ii)         to reelect DIEGO FRESCO GUTIERREZ, GERALDO TRAVAGLIA FILHO, LUIZ ALBERTO FIORE, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA and SERGIO DARCY DA SILVA ALVES, all qualified below;

(iii)         to establish the composition of the Audit Committee:

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President: GERALDO TRAVAGLIA FILHO, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 3.166.619, enrolled in the tax register (CPF) under number 573.620.338-34;

Members: ANTONIO FRANCISCO DE LIMA NETO, Brazilian, married, economist, bearer of ID CRE/11ª.Região/DF 5563-8, enrolled in the tax register (CPF) under number 231.877.943-00; DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, bearer of ID RNE-CGPI/DIREX/DPF/V-203.593-3, enrolled in the tax register (CPF) under number 214.970.328-90; LUIZ ALBERTO FIORE, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 4.650.125-3, enrolled in the tax register (CPF) under number 521.132.568-00; MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of ID RG-SSP/SP 6.578.061-9, enrolled in the tax register (CPF) under number 036.221.618-50; and SERGIO DARCY DA SILVA ALVES, Brazilian, married, economist, bearer of ID RG-SSP/DF 2.127.279, enrolled in the tax register (CPF) under number 050.933.687-68, all domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9° andar, Parque Jabaquara, CEP 04344-902;

(iv) to register the delivery by the members of the Audit Committee of documents substantiating compliance with the preliminary conditions for eligibility pursuant to articles 146 and 147 of Law 6.404/76 and current regulations, particularly CMN Resolutions 3.198/04 and 4.122/12; and further, that their investiture shall be formalized as soon as this election is ratified by BACEN;

(v) to register that on this occasion, ALKIMAR RIBEIRO MOURA has not been reelected  and will remain in his position until the investiture of those elected herein and that DIEGO FRESCO GUTIERREZ is the member of the Audit Committee of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing areas (financial expert);

8.2)           With respect to the remaining Committees, to establish the following composition:

COMPENSATION COMMITTEE

President: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID RG-SSP/SP 19.979.952-0, enrolled in the tax register (CPF) under number 551.222.567-72, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of RG-SSP/SP 11.759.083-6, enrolled in the tax register (CPF) under number 066.530.838-88, domiciled in São Paulo (SP) at Rua Sansão Alves dos Santos, 102, 2º andar, Cidade Monções, CEP 04571-090; HENRI PENCHAS, Brazilian, married, engineer, bearer of ID RG-SSP/SP 2.957.281, enrolled in the tax register (CPF) under number 061.738.378-20, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º andar, Parque Jabaquara, CEP 04344-902; ISRAEL VAINBOIM (not a member of management), Brazilian, divorced, engineer, bearer of ID RG-SSP/SP 14.189.351, enrolled in the tax register (CPF) under number 090.997.197-87, domiciled in São Paulo (SP) at Rua Diogo Moreira, 132, conjunto 1.601, Pinheiros, CEP 05423-010; and PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID RG-IFP/RJ 03733122-0, enrolled in the tax register (CPF) under number 548.346.867-87, domiciled in Rio de Janeiro (RJ) at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035.

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PEOPLE COMMITTEE

President: PEDRO MOREIRA SALLES, as qualified above.

Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of RG-SSP/SP 6.045.777-6, enrolled in the tax register (CPF) under number 014.414.218-07, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 5.654.446, enrolled in the tax register (CPF) under number 771.733.258-20, domiciled in São Paulo (SP) at Rua General San Martin, 23, Jardim América, CEP 01439-030;  NILDEMAR SECCHES, Brazilian, widower, engineer, bearer of ID RG-SSP/SP 3.997.339-6, enrolled in the tax register (CPF) under number 589.461.528-34, domiciled in São Paulo (SP) at Rua Viradouro, 63, conjunto 132, Itaim Bibi, CEP 04538-110; and ROBERTO EGYDIO SETUBAL, as qualified above.

RISK MANAGEMENT AND CAPITAL COMMITTEE

President: PEDRO LUIZ BODIN DE MORAES, as qualified above.

Members: ALFREDO EGYDIO SETUBAL and CANDIDO BOTELHO BRACHER, both as qualified above; DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, entrepreneur, bearer of ID RG-IFP/RJ 04389036-7, enrolled in the tax register (CPF) under number 847.078.877-91, domiciled in São Paulo (SP) at Av. das Nações Unidas, 12.901, Torre Oeste, 24º andar, Brooklin Paulista, CEP 04578-910; GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID RG-SSP/DF 408.776, enrolled in the tax register (CPF) under number 101.942.071-53, domiciled in São Paulo (SP) at Rua Estados Unidos, 498, CEP 01427-000; and ROBERTO EGYDIO SETUBAL, as qualified above.

APPOINTMENTS AND GOVERNANCE COMMITTEE

President: PEDRO MOREIRA SALLES

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, DEMOSTHENES MADUREIRA DE PINHO NETO, HENRI PENCHAS and FÁBIO COLLETTI BARBOSA, all as qualified above.

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STRATEGY COMMITTEE

President: PEDRO MOREIRA SALLES

Members: CANDIDO BOTELHO BRACHER, FÁBIO COLLETTI BARBOSA, HENRI PENCHAS, NILDEMAR SECCHES, RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of RG-SSP/SP 15.111.115-7, enrolled in the tax register (CPF) under number 252.398.288-90, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, and ROBERTO EGYDIO SETUBAL, all as qualified above.

RELATED PARTIES COMMITTEE

President: NILDEMAR SECCHES

Members: PEDRO LUIZ BODIN DE MORAES and GUSTAVO JORGE LABOISSIÈRE LOYOLA, all as qualified above.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), April 30, 2015. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho – Vice Chairman; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL
Investor Relations Officer